Brent D. Fassett T: +1 720 566 4025 fassettbd@cooley.com	VIA EDGAR AND FEDEX

April 4, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Jeffrey P. Riedler
Austin Stephenson
Daniel Greenspan

Re:	ARCA biopharma, Inc.
Registration Statement on Form S-1
Filed March 25, 2013
File No. 333-187508

Dear Mr. Riedler:

On behalf of our client, ARCA biopharma, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated April 2, 2013 (the “Comment Letter”) with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), being submitted concurrently with this letter.

Staff Comments and Company Responses

Executive Compensation, page 38

1.	We note your inclusion of a summary compensation table in this section pursuant to Item 402(n) of Regulation S-K. Please provide the additional disclosure in this section that is required under Item 402(o)-(r), as well as any other information required under Item 402 that is applicable to your company.

Response: The Company acknowledges the Staff’s comment and has provided the additional disclosure on pages 38 - 43 of Amendment No. 1 as requested.

Incorporation of Certain Information by Reference, page 51

2.	Please revise to incorporate by reference all Form 8-Ks filed since the fiscal year ended December 31, 2012 as required by General Instruction VII and Item 12 of Form S-1. We refer you to Question 113.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM

Securities and Exchange Commission

April 4, 2013

Page Two

Response: The Company acknowledges the Staff’s comment and has provided the references to all Form 8-Ks filed since the fiscal year ended December 31, 2012 on page 56 of Amendment No. 1 as requested.

Undertakings, page II-6

3.	Please revise your disclosure to include all applicable undertakings required under Item 512(a) and 512(h) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has provided all applicable undertakings on page II-6 of Amendment No. 1 as requested.

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380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM

Securities and Exchange Commission

April 4, 2013

Page Three

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Letter or this response letter to me at (720) 566-4025 or Diana M. Devot at (720) 566-4239.

/s/ Brent D. Fassett
Brent D. Fassett
Partner, Cooley LLP

cc:	Michael Bristow, President and Chief Executive Officer
Patrick M. Wheeler, Chief Financial Officer
Diana M. Devot, Cooley LLP
Amandalee McPherson, KPMG

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023 T: (720) 566-4000 F: (720) 566-4099 WWW.COOLEY.COM